MARSH SUPERMARKETS, INC.
9800 Crosspoint Boulevard
Indianapolis, Indiana 46256-3350

November 30, 2004

VIA EDGAR

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Marsh Supermarkets, Inc.
Registration Statement on Form S-2
File No. 33-17730
Filed October 2, 1987

Dear Mr. Owings:

     Pursuant to Rule 477 of the Securities Act of 1933, as amended, Marsh Supermarkets, Inc. (the “Company”) hereby respectfully requests the withdrawal of the Company’s Registration Statement on Form S-2 (File No. 33-17730), originally filed on October 9, 1987 (the “Registration Statement”). The Company hereby certifies that no shares of the Company’s common stock, no par value per share, were sold or will be sold pursuant to the Registration Statement. Due to market conditions at such time, the Company decided not to pursue issuance of the shares. Accordingly, the Company has determined that it is in the Company’s best interest to withdraw the Registration Statement at this time.

     Your assistance in this matter is greatly appreciated. If you have any questions, please do not hesitate to contact Allen Overby of Bass, Berry & Sims PLC at (615) 742-6211 or the undersigned at (317) 594-2345.

Very truly yours, MARSH SUPERMARKETS, INC.
By:	/s/ P. Lawrence Butt
P. Lawrence Butt
Senior Vice President, Counsel and Secretary

cc: John Fieldsend